Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “believe,” “think”, “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.
Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC). Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com.
Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant, on May 28, 2010, we filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of us and Mirant and that also constitutes a preliminary prospectus of us. On July 6, 2010, we amended these materials. These materials are not yet final and will be further amended. We and Mirant will distribute the final joint proxy statement/prospectus to our respective shareholders. We and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
Participants in The Merger Solicitation
We, Mirant, and our respective directors, executive officers and certain other members of management and employees may be soliciting proxies from our and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of our and Mirant shareholders in connection with the proposed merger is contained the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about our executive officers and directors in our definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about our executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from us and Mirant as described above.

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Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
Conference Call Transcript RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call Event Date/Time: Jul 30, 2010 / 12:30PM GMT

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Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Dennis Barber
RRI Energy, Inc. — IR
Mark Jacobs
RRI Energy, Inc. — President & CEO
Rick Dobson
RRI Energy, Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Dan Eggers
Credit Suisse — Analyst
Lasan Johong
RBC Capital Markets — Analyst
Brandon Blossman
Tudor, Pickering, Holt & Co. Securities — Analyst
Angie Storozynski
Macquarie Research Equities — Analyst
Matt Millem
Seneca Capital — Analyst
Gregg Orrill
Barclays Capital — Analyst
Ameet Thakkar
BofA Merrill Lynch — Analyst
Brian Russo
Ladenburg Thalmann & Company Inc. — Analyst
Jeffrey Coviello
Duquesne Capital — Analyst
Julien Dumoulin-Smith
UBS — Analyst
Jeff Gildersleeve
Millenium Partners — Analyst
PRESENTATION

Operator
Welcome to the RRI Energy second quarter 2010 earnings conference call. My name is Sandra and I will be your operator for today’s call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Please note that this conference is being recorded. I will now turn the call over to Mr. Dennis Barber. Mr. Barber, you may begin.

Dennis Barber — RRI Energy, Inc. — IR
Good morning and welcome to RRI Energy’s second quarter conference call. Leading the call this morning are Mark Jacobs, President and CEO; and Rick Dobson, our Chief Financial Officer. Following our prepared remarks, we will have a question-and-answer session.
The earnings release as well as the slide presentation we’re using today is available on our website at www.RRIEnergy.com in the investor relations section. A replay of this call will also be available on the website approximately two hours after the call. Consistent with our past practice, we are using several non-GAAP measures to provide additional insight into the operating results. Reconciliations of the non-GAAP measures to GAAP figures are available on the website.

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Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
One of the items we adjusted for this quarter was merger-related cost, associated with our proposed merger with Mirant Corporation. As we previously indicated, we’re not updating the 2010 or 2011 outlook, in light of our pending merger with Mirant, and do not expect to do so until after the transaction is closed. I would remind you that the principle near-term drivers of our open and adjusted EBITDA are commodity prices. We have provided some commodity price sensitivities that allow you to generally understand the impact commodity price changes would have on the outlook.
Turning to slide two of the presentation, all projections or forward-looking statements we make today, including about the proposed merger with Mirant are based on our current expectations and involve risks, assumptions and uncertainties. These statements are subject to the Safe Harbors contained in this slide. Actual results may differ materially from our projections or forward-looking statements as a result of many factors including those described in this slide and in our SEC filings. The Safe Harbors in slide three describe how you may obtain copies of the SEC filed materials related to the proposed merger.
Information regarding persons who may be participants in the merger solicitation is also described in this slide. We urge you to read all these Safe Harbors and the referenced materials. I’ll now turn it over to Mark.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Thank you, Dennis, and good morning, everyone. Welcome to our second quarter earnings call. This morning we released our Q2, 2010 results, which are summarized on slide five. We reported open EBITDA of $4 million and breakeven adjusted EBITDA.
For the first six months of the year open EBITDA was $29 million and adjusted EBITDA was $32 million. Each of these figures was up versus 2009. Rick will take you through the results in more detail including comments on free cash flow. The headlines are that progress against our 2010 initiatives is largely on track despite a challenging commodity price in economic environment. Although, there are reasons for cautious optimism.
On slide six, I’ll cover the highlights of the quarter. Without question, the most significant event was our announced merger with Mirant to form GenOn Energy. Before updating you on the merger, there’s several other topics that I wanted to touch on. As you know, capacity revenue provides an important source of predictable base earnings for our fleet, and we have upside opportunity that comes from energy margin.
In May, PJM conducted the RPM capacity auction for planning year 2013. You will recall that planning year 2013 covers seven months of calendar year 2013 and five months of calendar year 2014. We bid roughly 7,500 megawatts into the auction and cleared 94% of what we bid. As with the previous RPM auction, several of the eastern zones cleared at significantly higher prices than RTO.
In terms of our results, we cleared more than 4,300 megawatts in eastern MAC and MAC at a weighted average price of $231 per megawatt day, and over 2,700 RTO megawatts, at $28 per megawatt day. In aggregate, the RPM capacity market for planning year 2013 will provide $394 million of revenue. That represents the second highest revenue level we’ve cleared since the RPM model was implemented. Our forward book of capacity and PPA revenue now stands in excess of $1.6 billion from 2011 through 2014.
As you will recall, we previously implemented a modest hedging program for 2010 and 2011, with the objective of being free cash flow breakeven or better irrespective of market conditions. The hedges have performed as we expected them to, and we remain on track to deliver these results. We have also taken a first step towards hedging in 2012 with a modest gas hedge that Rick will discuss in more detail.
Turning to the Cheswick scrubber, we completed the tie-in at a scrubber last month, and it’s fully operational. With its completion, about half of our coal generated megawatt hours come from scrub plants.
On slide seven, I wanted to provide you on an update on the merger with Mirant. There are three significant steps to get the transaction closed; regulatory approvals, financing, and shareholder approval. In terms of regulatory approvals, we are complete with the New York Public Service Commission. With respect to FERC, the comment period lapsed on June 17 without any material comments. We expect approval in the near term.
I’m sure most of you saw our announcement a couple of weeks ago that we received a second request related to Hart-Scott-Rodino clearance. We’ll continue to fully cooperate with the Department of Justice in its review of the transaction, and we are not aware of any material issues.

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Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
On the financing front, we’ve made good progress. To remind you, between Mirant and RRI there’s approximately $1.8 billion of debt we intend to address prior to closing as well as replacing our respective revolving credit arrangements with a new facility. We have obtained commitments from our lead lenders for a new revolving credit facility. Our current working assumption is that we will have a $500 million secured term loan and $1.4 billion of unsecured bonds at the GenOn parent level. We remain confident that we can complete the financing in a timely fashion.
With regard to shareholder approval, we filed the preliminary joint proxy statement with the SEC on May 28. We filed an amendment to that document on July 6 in response to comments we received from the SEC. And I expect that we will file another amendment to the S4 in the next couple of weeks in response to second round comments. Once we are completed with the SEC comment process, we will set a date for a special meeting and mail the proxy statement to shareholders. The bottom line is that we are on track to close the transaction by the end of the year.
On slide eight, I wanted to update you on the merger integration efforts. Bill Holden from Mirant and I co-chair the integration team. The full integration team meets weekly in person and has made excellent progress. We completed all of the GenOn personnel decisions within 60 days of the transaction announcement. We’ve also completed a function by function cost roll-up for GenOn. Completion of these two steps gives us a very high confidence level in our ability to deliver $150 million of corporate support and G&A cost savings in a timely manner.
The integration team is also focused on day one integration issues, so that we are able to operate seamlessly once the transaction is closed. Longer term, we’re building GenOn with the best operating practice from each of Mirant and RRI Energy, which I believe will yield additional bottom line results over time. Before turning the call over to Rick, I wanted to touch on the external landscape on slide nine. Market fundamentals continue to be challenging but have shown some signs of improvement. Forward gas coal spreads continue to soften, having declined from the beginning of the year driven by weaker natural gas prices and coal prices that have remained essentially flat.
Weather adjusted US power demand has grown over the past year, mirroring increased economic activity. In our regions, the bounce back in MISO in western parts of PJM has been most notable. Forward heat rates in PJM and MISO declined earlier in the year, hitting a low point around the end of Q1. More recently, forward curves for heat rates and off-peak power prices have strengthened significantly. Added to that, the hot weather in the eastern US during late June and July has shown up in the day ahead in realtime markets and provided a good start to Q3.
The regulatory and political front has been active of late. Nine days ago the President signed financial reform legislation into law. While the legislation was aimed at the financial industry, it could have some impacts on the power industry. Most notably in the area of derivatives, clearing, and settlement. Most of RRI’s derivatives activities cleared on an exchange and we don’t see a material near-term impact on our business from the legislation.
Over the last several years, I’ve discussed my belief that we will see increasingly stringent environmental regulations over time. In July, the EPA published its replacement for Care, the transport rule for comments with plans to finalize the rule in 2011. The new rule is consistent with our expectations of a cap and trade approach, and it includes incentives to retire older, uncontrolled coal units. As you’re well aware, the EPA has several other proceedings underway that will impact the economics of operating coal plants. Those include hazardous air pollutants, national ambient air quality standards, and coal combustion byproducts. Most of these are pointed at mid-decade compliance.
The effect of new, more stringent environmental rules, if implemented, is that many older coal units without emission controls will likely be retired. In fact, we’ve already seen several companies announce plans to retire units, and I expect that list will grow considerably over the next couple of years. To be clear, some of our plants will likely be on that list as well.
Several of you are now asking questions about what I describe as the next order effect. What those retirements will mean for the economics of our business.
The first point is that we are not talking about a small amount of capacity. Nationwide we believe that new environmental regulations could lead to the retirement of 40 gigawatts of capacity, and if combined with compressed gas coal spreads that we have today, the number could be as high as 90 gigawatts. Retirements of anywhere near this magnitude of the nation’s generation supply would have to be managed carefully to ensure system reliability. However, the key point is that retirements could lead to significantly tighter supply demand conditions over time, which, in turn, would lead to higher capacity and energy prices.
The second point is it would have a material impact on the commodities the industry uses as fuel. Retirements at the upper end of the range I mentioned, would translate into an additional eight plus BCF per day of demand for natural gas. At the same time, demand for thermal coal would decline by roughly 175 million tons per year. These changes in the relative demand for gas and coal would likely result in higher gas-coal spreads than we’re seeing today.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
The bottom line is that the industry retirement of marginal coal plants would likely lead to improved economics for the assets that remain in the stack. I’ll now turn the call over to Rick Dobson.

Rick Dobson — RRI Energy, Inc. — CFO
Thank you, Mark.
Let’s turn to slide 11 and talk about the key takeaways for the second quarter. Our open EBITDA was $4 million in the second quarter of 2010, a $14 million improvement over 2009. This improvement was driven by increases in open energy gross margin as a result of better economic conditions and warmer weather, increases in PJM capacity revenues that are reflected in other margin, and lower adjusted G&A as our alignment to a pure merchant generator platform was completed in the latter half of 2009.
As we talked about in prior periods, the 2010 outage schedule called for a higher level of outage work this year, and this is the key driver behind our increased O&M spending of $28 million and a partial offset to the improvements previously discussed. Our 2010 adjusted EBITDA was slightly less than our open EBITDA as our hedges and other items were a small negative in the second quarter. Our 2010 coal procurement was at prices substantially below 2009, accounting for the vast majority of the $65 million positive variance in hedges relative to 2009.
Moving onto free cash flow. As many of you know, our second quarter is generally a low point in our business as much of our outage spending and cash interest payments occur during this period. With that being the case, we used $85 million of cash year-to-date in 2010 versus $147 million in 2009. The year-over-year improvement was primarily the result of lower environmental expenditures with the completion of the Cheswick scrubber and improved adjusted EBITDA previously discussed.
Let’s turn to slide 12 where we illustrate our effectiveness and efficiency metrics year-to-date through June. At this point in the year these metrics are influenced by the significance of our planned outage schedule, which typically occurs in the late first to mid-second quarter and by events outside of expectations. Year-to-date we saw a TMCF performance below 2009 with efficiency measures roughly equivalent to what we saw in 2009. So let me touch on a couple of high level explanations.
We completed significant planned and maintenance outage work, principally at our Portland and Cheswick stations, and we also tied in the Cheswick scrubber in the second quarter. This significant outage work, along with plant performance that was modestly below expectations, were the primarily catalyst behind our lower TMCF year-to-date. We have taken actions that we expect to yield improved results in the third quarter where we capture the majority of our margin.
Let’s now review slide 13. As you will recall, we implemented a hedging program for 2010 and 2011 designed to deliver free cash flow breakeven or better as a means of protecting our existing cash position. We have made no material changes to this hedge profile. We also discussed that we review hedging for 2012 during the 2010 time period.
With that being said, in the second quarter of this year, we purchased 12 BCF of $5 per MMBtu natural gas put options to protect against downside price exposure and sold 12 BCF of $8 per MMBtu natural gas call options to offset a substantial portion of the put option cost while leaving material upside price appreciation. As you know, our coal fleet experience has open energy gross margin changes of approximately 100 million for every $1 per MMBtu change in gas price.
This 12 BCF hedge represents about 12% of our coal fleet’s gas price exposure or 7% of our PJM coal fleet total generation. I would expect as we move further into the hedging program that we will use other tools to mitigate downside price risk. The combination of our hedging program, balance sheet philosophy, and solid liquidity profile leaves us well positioned to create long-term shareholder value.
With that, let me turn it back to Mark to wrap up.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Thanks, Rick.
Let me conclude my comments on slide 14. Our business is highly leveraged to a commodity price and economic recovery. It’s the fundamental value proposition in any merchant power stock. Our focus is on creating value through the things that we can control.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
The merger with Mirant creates near term value through corporate support in G&A cost savings. Value that is within our control, value that can be delivered irrespective of the direction of commodity prices. At the same time, the merger preserves the fundamental value proposition of a recovery in commodity prices and supply demand fundamentals.
The bottom line is that GenOn will have increased efficiency and an improved long-term position over either Mirant or RRI on a standalone basis. With that, operator, let’s open the line for questions.
QUESTION AND ANSWER

Operator
Thank you. We will now begin the question-and-answer session. (Operator instructions). The first question is from Dan Eggers from Credit Suisse. Please go ahead.

Dan Eggers — Credit Suisse — Analyst
Good morning, guys. Can we talk a little bit about O&M in the quarter, I guess due with the Cheswick scrubber coming out? How much on a run rate basis was O&M higher because of the Cheswick environmental tie-in and then how many days was it down or unavailable to effect the availability of the unit in the quarter?

Rick Dobson — RRI Energy, Inc. — CFO
Dan, it’s Rick. The number I have is—between the tie-in and some additional boiler inspection work we did, we spent about $15 million more at Cheswick.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Dan, and the outage was about 60 days.

Dan Eggers — Credit Suisse — Analyst
60 days. Okay. And I think coming into the year, I know you guys aren’t giving guidance, but coming into the year you guys had said I think O&M for generation somewhere in the five—almost $570 million. Are you tracking along those levels so the higher number in the second quarter, that was in that expectation, or are you guys seeing more pressure than you thought coming into the year?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, Dan, it’s Mark. Again, we are not—as we described, we are not going to provide an outlook or updated outlook here until the merger closes, but I will take you back to the outlook that we had provided at the beginning of the year that did have about a $30 million increase in O&M spending from 2009 to 2010. That was really aimed at planned outage expense; and as Rick described in his prepared comments, the delta in Q2, 2010 versus Q2, 2009 was really almost entirely planned outage spending.

Dan Eggers — Credit Suisse — Analyst
You have no surprises so far this year?

Mark Jacobs — RRI Energy, Inc. — President & CEO
No.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Dan Eggers — Credit Suisse — Analyst
Okay. And then I guess just on hedging, doing a little more activity there. Can you just share a thought process on hedging, your willingness to hedge ahead of the deal closing, and kind o how that’s tying into the philosophy that you and Ed and team have constructed?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Sure. Well, until the transaction closes, we are operating the Company in what’s we believe in the best in for RRI shareholders, and that’s really a separate question from how will GenOn hedge prospectively. As we discussed in the type of commodity price environment we are managing, risk is a very high priority for us.
We feel like it’s important that we set the Company up or position the Company so that we are able to be free cash flow breakeven or better irrespective of commodity price environments. I don’t want to be in a position where we are having to rely on raising external financing to kind of make ends meet. So, that’s really been the driver for the hedging program that we have put in place for 2010 and 2011. And as we’ve discussed on our last couple of calls, we discussed that we were going to start looking at 2012.
One of the things in the construct that we have—the first step we have taken, and I would emphasize that it’s a fairly small step that we have taken but we tried to do this in a way that gave us downside protection in the event that we see a decline in commodity prices, but also leaves us a lot of upside if we see improvements in the market.

Dan Eggers — Credit Suisse — Analyst
And you guys see—have you locked in enough hedges and capacity sales forward that ‘11 free cash flow has now been locked in to be at least breakeven?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, and we have—again, as Rick mentioned, we have no changes to the ‘11 hedging profile in the quarter here but the hedges we have put in place coming into the quarter were at a level that we believe will delivered those results irrespective of the commodity price environment.

Dan Eggers — Credit Suisse — Analyst
Okay. Thank you, guys.

Operator
Thank you. The next question is from Lasan Johong from RBC Capital Markets. Please go ahead.

Lasan Johong — RBC Capital Markets — Analyst
Thank you. Mark, if 40 gigawatt plant closure scenario comes true, are you suggesting that RRI has enough fire power left over that the economics of the Company is at least neutral and potentially even better than neutral?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, Lasan, what I would point out in the type of economic environment that we are in today, we have provided detail at our investor conference last summer, it’s also included in our 10K filings where we have put our different assets into tiers. And I would say the tier that is most at risk is our tier three assets, but the reality is in the type of gas-coal spread and supply demand fundamentals we have today those assets are barely keeping their head above water. And so a lot of that depends on your commodity price assumptions going forward, but if we keep the same type of gas coal spreads we have, and if these new environmental regulations are enacted as scheduled, and if that would lead to the retirement to some of those units, from my standpoint that isn’t going to result in a material erosion of earnings power against the market conditions we have today.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
I think the more interesting point then is if you look at this from an industrywide standpoint, because certainly RRI Energy is not the only Company that has assets that are in this category, and you roll forward and say what would that mean to the industry conditions. You guys that model the industry, as I said, I’m sure have started to look at this, but our work would indicate that that would have a very meaningful impact on supply-demand fundamentals. And if you looked at what happens to dispatch curves, what happens to capacity market curves, in that scenario, it would be a fairly significant positive effect for the remaining part of the fleet.

Lasan Johong — RBC Capital Markets — Analyst
Okay. Then the next obvious question is that obviously 40 gigawatts of new—of shutdown plants up to maybe 90 suggest that our reserve margins have tightened pretty dramatically. That means that construction of new gas fire power plants ought to be within the next two or three years starting up. Are you at least starting to look at your options on where to build, what to build, and who to contract with and at what price?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes. Lasan, as we have described before, we have a very disciplined capital investment philosophy; and again, I think one of the challenges that we have seen in the power industry is that when you look at the economic returns from new build assets they have tended to under-earn cost of capital. That being said, I would say all of this really is going to be from a time standpoint—from a practical standpoint, timing standpoint after we close the merger with Mirant. So this is really going to be a question for the GenOn management team, for the GenOn board of directors going forward. And I know is going to be something that we will be—after we close the merger, we will be in conversation with you about our strategy on exactly that topic.

Lasan Johong — RBC Capital Markets — Analyst
But the four curve is, as we all know, less than realistic. So would you be willing to say the forward—your acts going forward—action going forward would pretty much ignore forward curve fundamentals and look at more basic fundamentals as reality I guess you would say?

Mark Jacobs — RRI Energy, Inc. — President & CEO
I guess the way I would characterize it is certainly the forward curve is an input into decisions like that, but it’s not the only input in there. And certainly I’d like to say that we all know that the forward curve is wrong, we just don’t know by what direction and by how much. And certainly fundamental—long-term fundamental views of commodity prices and supply-demand fundamentals are very, very important decisions that would go into that analysis as well.

Lasan Johong — RBC Capital Markets — Analyst
Okay. Last question for me. After you’ve done your review of costs at the GenOn merger—after the merger, are you getting optimistic that there may be some more savings above and beyond the $150 million?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, I would say this, before we announced the merger, we had done a fair bit of work with our colleagues at Mirant on developing that $150 million synergy level. What we have done since we have announced the merger in the integration efforts is really get a lot more granular with that. What I would tell you today is we’ve done these detailed cost roll-ups that really provides us a much more detailed blueprint of exactly how we are going to get the $150 million cost synergy.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
So, I had a high confidence level when we announced the transaction that we could achieve this. I would tell you today my confidence level is even higher now that we have got the detailed road map in place. I also mentioned, Lasan, that we are committed to building GenOn with the best practices from each of Mirant and RRI. And I’m sure that over time that that’s going to result in additional bottom line results. But we are not going to be announcing anything until we have a high confidence level that we can deliver it. And I would really look to after the merger has closed for us to come back as the GenOn leadership team and update you how we are doing against that 150 and any other opportunities we may have found.

Lasan Johong — RBC Capital Markets — Analyst
Thank you very much.

Operator
Thank you. The next question is from Brandon Blossman from Tudor Pickering. Please go ahead.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
Good morning, guys.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning, Brandon.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
I guess, let’s hit coal hedging first. The 50% that you have in ‘11, safe to assume that around half of that is Seward?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, Rick, or Brandon, as you know, that Seward has longer-term fuel arrangements as does the Keystone Conemaugh relationship so that would be a big chunk of what we have hedged in 2011.

Rick Dobson — RRI Energy, Inc. — CFO
Brandon, I don’t have the exact numbers. I don’t think it would be half. It would be a big portion, but I don’t think it would be half. That would be—I’m trying to think of the 3.6 (inaudible) hours generation comes off that. It would be less than that, but Dennis and Monica can drill into the exact numbers for you to break that 50% down offline.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
And as a follow-up to that, are you out in the market at all or thinking about being out in the market for ‘11 procurement?

Rick Dobson — RRI Energy, Inc. — CFO
We are in the process of ‘11 procurement. I would expect by sometime by this fall, Brandon, we will have priced the balance of our—most of the balance of our expected 2011 burn.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
And are you willing to provide any color either on the rail or the coal side as far as what the market looks like and what reality is versus what we see in the forward curve and the spot prices?

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Rick Dobson — RRI Energy, Inc. — CFO
Yes, I make the general observation that I did in the prepared comments that generally we’ve seen the coal market be essentially flat from the beginning of the year.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
So—and that would be a bit divergent from what we are seeing in the prompt month price activity?

Rick Dobson — RRI Energy, Inc. — CFO
Yes, again, we are getting into the contracting period now, so I really can’t comment specific on where those contracts are going to come out.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
Fair enough. And then secondly, merger savings, it sounds like you’ve kind of completed your work, you’ve come out with $150 million of savings, which is essentially where you guided to before. Is there any upside there or you feel like 150 is the floor and there’s potential for more?

Rick Dobson — RRI Energy, Inc. — CFO
I wouldn’t characterize, Brandon, we have completed our work. I would say we have completed our planning. We have to execute against that now to actually achieve those savings once the merger is closed, and that will be something that we are going to be very keenly focused on in 2011 is the actions to deliver those savings.
Again, as I mentioned to the previous question, I’m sure as we go through this and put the Company together with the best operating practices from each, I’m sure we are going to find other opportunities that will drop to the bottom line. But until we have specifically identified those and have a high level of confidence that we are going to achieve those, I just don’t feel like it’s appropriate to get out in front of ourselves in announcing additional numbers. So, I would look for us to communicate to you after the merger is closed, and we can give you then an update on how we are doing against the 150, and if we are finding additional opportunities on top of that.

Brandon Blossman — Tudor, Pickering, Holt & Co. Securities — Analyst
Great. Thanks for that color.

Operator
The next question is from Angie Storozynski from Macquarie. Please go ahead.

Angie Storozynski — Macquarie Research Equities — Analyst
Thank you. I have two questions. The first one about the capacity auction. You mentioned the very good result of the latest auction. How do you see your Company bidding into the next auction given the recent EPA regulations? Is there any thinking as to, I’m now going to be bidding the coal plants that are in this third group that you identified for emission—well, for environmental retrofits, any comments?

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes. Angie, it’s a great question. And as you know, I can’t comment specifically on bidding strategy and that auction is still 9.5 months away from where we are today. But clearly, we will be looking at as the environmental landscape continues to evolve, that auction will cover seven months in calendar year 2014 and five months in calendar year 2015. So, it is getting into the period where we may see some of these additional environmental regulations kicking in. So, one of the things we have talked about is that’s, from our standpoint, very important to get clarity on those environmental rules and regulations so we can make good economic decisions; but clearly however those rules play out or the additional clarity is absolutely going to be factored in as we make decisions about how we would bid those units into the next RPM auction.

Angie Storozynski — Macquarie Research Equities — Analyst
Okay. And one more question about the environmental CapEx. In the proxy statement they project that—or projected the CapEx for 2014 that Mirant’s management included in the proxy for your Company seems to be significantly above your projections. Could you explain what’s the reason for that, for 2014?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Sure. Well, in connection with the discussions we had with Mirant, we provided each other a financial forecast; and as you would expect, we did a number of analyses with their figures as well as our figures that our board and our financial advisors evaluated. The delta that you’re talking about was an analysis that Mirant had done in connection with their evaluation of a combination with us, and it’s really not appropriate for us to comment on the evaluation that they did. That’s really a question I think that’s better directed towards the Mirant team.

Angie Storozynski — Macquarie Research Equities — Analyst
But it had—okay. I’ll ask Mirant then. Thank you.

Operator
Thank you. The next question is from [Matt Millem] from Seneca Capital. Please go ahead.

Matt Millem — Seneca Capital — Analyst
Good morning, guys.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning, Matt.

Matt Millem — Seneca Capital — Analyst
Mark, you mentioned the meaningful second order benefits from the contemplated clean air regulations, particularly that 20% reduction in coal demand and we have seen others publish similar analyses directionally. Is it fair to think about the 2014 EBITDA estimate in the proxy as a first pass as to the magnitude of that or would that be upside to those numbers?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Matt, as you know, we are not going to be updating our earnings outlook until after the merger with Mirant is closed. The projections that you’re referring to were ones that were included in our amended S-4 filing. Just to give you a context, those were projections that were used by our respective boards of directors and financial advisors in evaluating the transaction with Mirant.
They were based on forward curves as of March 16th and the S4 has more information on some of the specific commodity price assumptions that were used in there, and I really can’t comment any further on what’s in that S4 but let me make some general observations about our fleet. As you know, our earnings are significantly implied by—or significantly impacted by what changes in commodity prices. We have discussed in the past changes, how those can impact the profitability of our fleet, both through improved unit margins as well as generation volumes. And as you know, a good portion of our fleet our mid-merit coal plants where expected generation can fluctuate meaningfully with commodity price changes.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Matt Millem — Seneca Capital — Analyst
Got you. Thank you.

Operator
Thank you. The next question is from Gregg Orrill from Barclays Capital. Please go ahead.

Gregg Orrill — Barclays Capital — Analyst
Thanks very much. Just a general question about the environmental regulations coming down the pipe, the transport rule and the Happ rule, and the best available controlled technology update. What do you think is the timing that you’ll start to see some of these shutdowns that you’re talking about? Is it 2014 or what do you think is a decision making time line there?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Gregg, these decisions are driven by economics, and we have provided transparency at our investor conference last summer and in our 10K filings regarding the tiering of assets and the types of environmental projects that we are likely to consider over time. Today, each of these plants is providing a positive cash contribution, and in some cases we have modified the way we operate the unit so that they can keep their head above water; and again, I’d go back to some of the conversations we have had with you in the past about the seasonal operating model we put in at Newcastle as an example.
They also represent a nice option if we were to see gas-coal spreads expand. The factor that’s going to change the economics of those units is compliance dates with new environmental regulations be they the transport rule that would be the cap and trade and require us to procure market based emission allowance for those assets; or be it the Happ rule, which is a maximum available control technology.
That will really force the decision on our assessment there. But we are really, as I said, I would look for compliance dates of those environmental regulations to be the forcing decision on does it make sense to retire the unit, does it make sense to buy emission allowances to provide that, or does it make sense to invest capital to reduce the emissions.

Gregg Orrill — Barclays Capital — Analyst
Okay. Just one other quick one. It looked like commodity margin in the quarter was down in the West and other segments. Can you comment on that?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Sure. Well, in the West, as you know, our fleet is largely an intermediate fleet. So, 2Q we generally don’t get a lot of run hours, and part of what you’re going to see then in the other segment is our Indian River plant was under a PPA in 2009 that expired at the end of—expired at the end of 2009. Now, we did sign that unit up for a summer deal, so you’re going to see some earnings contribution in that other segment in Q3.

Rick Dobson — RRI Energy, Inc. — CFO
Gregg, prices out in the West were not nearly as volatile as they were in the prior year and the prior period. So, yes, that was—you correctly interpreted that. So, the East was—all that warm weather hit the East, pretty fairly mild in the West.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Gregg Orrill — Barclays Capital — Analyst
Okay. Thanks a lot.

Operator
The next question is from Ameet Thakkar from Bank of America. Please go ahead.

Ameet Thakkar — BofA Merrill Lynch — Analyst
Good morning, guys.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning.

Ameet Thakkar — BofA Merrill Lynch — Analyst
Hey, Mark, you talked about potentially 40 to 90 gigawatt hours of coal retirements based on more stringent environmental regulations. How should we think about like as far as—obviously not all of that is going to shut down at once. Do you see the potential for some of your tier two and tier plans being able to receive RMR payments in kind of an interim period?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, I think, Ameet, different companies are going to think about it differently so we have already started to see announcements here; and actually if you go and look over the last couple months, the pace of announcements of retired units has started to accelerate. So you’ve got some companies that have already proactively making decisions to do that.
I’ve described a little bit earlier our philosophy, which is as long as we can continue to operate an asset and get a positive cash contribution margin, we intend to do so. And I’m sure there’s others that would think about things similar. So, I think the forcing device again on the decision to retire units for a number of folks is going to be compliance dates with new environmental regulations. And so that really depends on how the rule making process at the EPA plays out; and they have laid out a timetable for each of these rules. In my experience, that would probably be a best case and oftentimes these proceedings get delayed beyond the target dates, but that’s the date I would be looking for the retirements that are going to happen to occur.
And then in terms of RMR payments, one of the comments—depending on how much retirements happen, I think that’s going to have to be managed very carefully here to ensure system reliability because when you take that amount of generation—if you just assume that that closed tomorrow, we would have real trouble from a system reliability, and reserve margins would not be at a level that would be adequate to ensure system reliability. So, I’m sure that there is in many instances will be—whether there are RMR agreements or transmission upgrades that need to happen to manage system reliability.
But I don’t think there’s any question it will be a big challenge for the industry to retire that much capacity because you don’t have nearly that much capacity in the pipeline to replace it. And the other point, when you look at the current economic landscape, it doesn’t really support, in our view the construction of new generation assets today.

Ameet Thakkar — BofA Merrill Lynch — Analyst
And then the incremental gas burn you referred to, is that a mixture of additional dispatch of existing gas assets and assumed construction of additional gas units to kind of bridge that gap?

Mark Jacobs — RRI Energy, Inc. — President & CEO

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call
Yes, we do a lot of different scenario modeling here, but in the scenario where you have that much generation that comes out, that’s exactly it the really gas generation in large part is going to fit—fill in the void of the coal generation that gets shut down. So, that’s going to result in a lot of extra gas demand and that’s 8 BCF a day, the figure I used in the prepared comments if we are at the upper end of the retirements. That’s a significant figure. As most of you know, the gas market is about a 60 BCF a day market so we are talking about a number that’s 12%, 14% increase in the gas market and similarly on the coal side 175 million tons there on a 1.1 billion ton a year market that’s 15% or so with the coal volume.

Ameet Thakkar — BofA Merrill Lynch — Analyst
Thank you very much, guys.

Operator
Your next question is from Brian Russo from Ladenburg Thalmann. Please go ahead.

Brian Russo — Ladenburg Thalmann & Company Inc. — Analyst
Good morning.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning.

Brian Russo — Ladenburg Thalmann & Company Inc. — Analyst
Most of my questions have been asked and answered, but I just thought maybe you could just comment on some of the specific plant performance in the quarter and the generation volumes in terms of Seward, it looked like it was up fairly significantly. And I would imagine some had outages a year ago; but maybe if you could talk about some of the increased volumes that may have been driven by market conditions, maybe at the Hunterstown Station versus some of the other changes up—meaningful changes up or down here?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, Brian, you absolutely nailed it, which is the big drivers in the changes in the generation volumes from the plants are going to be principally associated with the planned outage schedule. And as we mentioned, we had a more robust planned outage schedule in Q2 of this year. For the plants that did not have outages, you’re going to—that’s going to show up as additional generation volume. And particularly as we got into June and we started to see some more extreme weather, we got more generation hours off some of the mid Mirant coal plants that we would traditionally see. So I would say whether in your planned outages are two big factors that are going to drive those generation changes.

Brian Russo — Ladenburg Thalmann & Company Inc. — Analyst
And the Hunterstown CCGT volumes looked like up pretty big. Was that the result of warm weather in June?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, absolutely the result of warm weather; and again, with the continued compression in natural gas prices that combined cycle plants get more competitive with the mid-merit coal plants, so there’s a little bit of that that you would see earlier in quarter. But I would say as we got into June, most of our units were running flat out and we had several days where a lot of the even very high heat rate CTs in the fleet were running.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Brian Russo — Ladenburg Thalmann & Company Inc. — Analyst
I would imagine that trend has continued into the third quarter?

Mark Jacobs — RRI Energy, Inc. — President & CEO
July has been—we have seen a lot of extreme weather; and again, a lot of—when you look at the daily—day ahead PJM prices and MISO prices, big increases in those prices; and again, a lot of generation volume that we have seen here from our fleet in the month of July.

Brian Russo — Ladenburg Thalmann & Company Inc. — Analyst
Great. Thank you very much.

Operator
Thank you. The next question is from Jeffrey Coviello from Duquesne Capital. Please go ahead.

Jeffrey Coviello — Duquesne Capital — Analyst
Good morning, how are you?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning, Jeff.

Jeffrey Coviello — Duquesne Capital — Analyst
I had a question on—another question on the sort of O&M level. I guess the increase this quarter was primarily from Cheswick and the merger-related costs; and that’s like you said, that—just to clarify, that’s consistent with what you’ve expected for this year?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes. Let me say, there are not any merger-related costs in the O&M figure. We have treated that as a special item. So, that increase, Jeff, that you see is almost exclusively an increase in planned outage expense; and again, I would go back to when we introduced our outlook at the beginning of the year, it had a pretty significant increase in O&M expense tied to planned O&M expenses. And so, late Q1 and Q2 is when we do a big chunk of the planned outages here in the shoulder months so that we minimize the effect of lost margin while those units are offline, so that’s really what you’re seeing is that plan that we had put in place at the beginning of the year come to fruition.

Rick Dobson — RRI Energy, Inc. — CFO
Jeff, it was specifically primarily aimed at Portland and Cheswick. If you could compare year-over-year, you would see the bulk of that 28 is explained by the two outages, there’s a lot of boiler spend in those two periods.

Jeffrey Coviello — Duquesne Capital — Analyst
Got it. And the other follow-up questions was, and I know you’re not giving any kind of forward outlook, but in the past you’ve discussed this level of O&M being kind of higher than what you would expect going forward, I guess, for like 2011. Is that still consistent? We still have more planned outage in ‘10 than you would in the normal year?

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Mark Jacobs — RRI Energy, Inc. — President & CEO
No, I don’t think we have described that this was a higher level in the past, Jeff. I think you’re going to see O&M expenses—there’s going to be a little bit of variation year to year because the—most of the significant coal units we are on are going to be on three or four year outage cycles, so depending on how many units we are doing major planned outages on each year is going to give some variation to that O&M figure.

Jeffrey Coviello — Duquesne Capital — Analyst
I got it. So, then if I look back in the fourth quarter report then ‘11 is lower, that’s because there’s less planned outages but then it’s going to fluctuate year to year going forward.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Right.

Jeffrey Coviello — Duquesne Capital — Analyst
I got it. Thank you.

Operator
Thank you. The next question is from Julien from Dumoulin-Smith UBS. Please go ahead.

Julien Dumoulin-Smith — UBS — Analyst
Good morning, thank you.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Hi Julien.

Julien Dumoulin-Smith — UBS — Analyst
Quick question with regards to the amended S4 again with regards to the $458 million in 2014. I know you kind of addressed it previously, but just wanted to make it explicit. If you could kind of address the year on year improvement from 2013. Is it basically at the end of the day a capacity factor improvement story?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes, Julian, again as I mentioned, the numbers that are in that S4 were based off projections that we shared with Mirant for evaluation of the transaction. They were based off of commodity curves on March 16th. I’m not going to comment any further on those numbers because those are not our outlook; and again, don’t intend to make those an update to the outlook.
But what I would tell you is just generally, if I go back to earnings drivers that we have talked about that drive our fleet before, obviously commodity prices have a big impact on our expected earnings level. And also with our mid-merit coal plants changes in commodity prices translate not only into higher unit margins but can translate into a change in expected generation volumes.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Julien Dumoulin-Smith — UBS — Analyst
All right. Great. And then secondly, I don’t mean to hammer the question a little bit too much. But looking at all the various regulations, is there any—I mean, from your vantage point, is there any ability to see any kind of merging or meshing of the various regulations at least to form some sort of uniform timetable at all? Is there any discussion of that be it at the EPA or in DC in terms of just trying to grasp all the issues at a single go, if you will?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, in many cases these are being driven by different factors in terms of the different rule making proceedings. I think a point that you’re raising, which is something I believe that certainly the ISOs are starting to grab is that collectively addressing these issues in a comprehensive way, there’s a lot of value in doing that. We talked a little bit earlier about the potential impact on reliability if all of these regulations force a sizable shutdown in coal fleets, and we really are going to have to do this in a fairly thoughtful way. And my view, though is conversations are just now starting to occur, but there is something to do because it’s going to be a big challenge for the industry to manage through the time period of adding on all these additional environmental regulations, but doing it in a way where we don’t compromise reliability.

Julien Dumoulin-Smith — UBS — Analyst
Excellent. Thank you. Have a good day.

Dennis Barber — RRI Energy, Inc. — IR
Sandra, I think we will take one more question.

Operator
Thank you. The last question will be from Jeff Gildersleeve from Millenium Partners Please go ahead.

Jeff Gildersleeve — Millenium Partners — Analyst
Thank you. Good morning.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Good morning, Jeff.

Jeff Gildersleeve — Millenium Partners — Analyst
Just wanted to ask you given the favorable environment in the credit markets, what’s your flexibility about being opportunistic on timing related to the refinancings?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, Jeff, the initial focus for the team was to get the revolving credit facility commitments for that knocked out which I’m as I mentioned earlier, I’m pleased to report that we have completed that step. The next step in the process is for the syndication to go forward and to prepare for the underwriting. The team is looking at the market windows and being prepared for that. But really beyond that, I can’t comment specifically on the timing here again until we are—launch a transaction, that will be the next time that you’re going to hear something about the financing and the timing.

Final Transcript
Jul 30, 2010 / 12:30PM GMT, RRI — Q2 2010 RRI Energy, Inc. Earnings Conference Call

Jeff Gildersleeve — Millenium Partners — Analyst
Okay. But there’s nothing through the approvals that’s holding you back from doing something? You have flexibility to address that from now until the fall?

Mark Jacobs — RRI Energy, Inc. — President & CEO
Well, we—as you know, we have to complete the financing, that’s one of the conditions to closing the merger; and there’s a number of procedural steps that you have to go through, documentationwise to prepare an offering of bonds and the term loans and the team has been very busy at work at that at the last couple of months. And again, really with a goal of putting us in a position to when we see an attractive window in the market to be able to capitalize on it.

Jeff Gildersleeve — Millenium Partners — Analyst
Great. Thank you.

Mark Jacobs — RRI Energy, Inc. — President & CEO
Yes.

Dennis Barber — RRI Energy, Inc. — IR
Well, thank you for your participation today. If you have further questions, please feel free to call Monica or myself later today. Have a great day. Thanks.

Operator
Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.
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